                                               File No. ________________________

                         SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C.

                                    FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
           PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935.

                        To Be Filed Annually Prior To March 1

                                NATROGAS, INCORPORATED
                               ------------------------
                                  (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest:

     Natrogas, Inc. is a Minnesota corporation and has its principal office at 3900 Washington Avenue North, Minneapolis, Minnesota 55412.

     The claimant's principal businesses are the sale of liquid propane gas in portable containers and the holding of all of the outstanding Common Stock of Western Gas Utilities, Inc., a gas distribution company, and North America Energy, Inc., a liquid propane wholesaler.

     The claimant has two directly wholly-owned subsidiaries: Western Gas Utilities, Inc., a Minnesota corporation, and North America Energy, Inc., a Minnesota corporation.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, including the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     a. Description of properties of claimant: The claimant owns no such property.

     b. The claimant's wholly owned subsidiary, Western Gas Utilities, Inc., a gas distribution company, provides natural gas services. Its public utility subsidiary properties consist primarily of approximately 212 miles of distribution mains and related service facilities located predominately in Minnesota and used to deliver natural gas to customers in communities which have granted a franchise to provide utility service.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     a. Number of KWH of electric energy sold (at retail or wholesale), and MCF of natural or manufactured gas distributed at retail.

     Natrogas, Inc.                     Western Gas Utilities, Inc.
     Claimant                           Subsidiary

     NA                                  $3,678,679
                                            623,121 MCF

     b. Number of KWH of electric energy and MCF of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

     Natrogas, Inc.                     Western Gas Utilities, Inc.
     Claimant                           Subsidiary

     NA                                            0         MCF
                                        --------------------

     c. Number of KWH of electric energy and MCF of natural or manufactured gas sold at wholesale outside the state in which each such company is organized or at the state line:

     Natrogas, Inc.                     Western Gas Utilities, Inc.
     Claimant                           Subsidiary

     NA                                            0         MCF
                                        --------------------

     d. Number of KWH of electric energy and MCF of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line:

     Natrogas, Inc.                     Western Gas Utilities, Inc.
     Claimant                           Subsidiary

     NA                                 $2,263,577
                                           623,121 MCF

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     NA

     b. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     NA

     c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; and the direct or indirect guaranty of the security of the EWG or foreign utility company by the holding company claiming exemptions; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     NA

     d. Capitalization and earnings of the EWG or foreign utility company during their reporting period.

     NA

     e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

     NA

                                      EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last fiscal year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such fiscal year.

See attached.

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 22nd day of February, 1999.

                              NATROGAS, INC.
                              ---------------------------------
                              (Name of Claimant)

                              By /s/ Carolyn Wetterlin
                                 ------------------------------
                                   Carolyn Wetterlin
                                   Its Treasurer

                              CORPORATE SEAL
                                  (none)
ATTEST:

/s/ Hartley Medin
------------------------------
Hartley Medin, President

Name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed:

Carolyn Wetterlin,                        Treasurer
---------------------------------------------------
(name)                                   (title)

3900 Washington Avenue North, Minneapolis, Minnesota, 55412
-----------------------------------------------------------
(address)

WITH A COPY TO:

Stanley Efron
Henson & Efron, P.A.
1200 Title Insurance Building
400 Second Avenue South
Minneapolis, Minnesota  55401

NATROGAS, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET
July 31, 1998

--------------------------------------------------------------------------------------------------------------
                                                     Adjustments                    Western Gas   North
                                                     and             Natrogas,      Utilities,    America
ASSETS                                Consolidated   Eliminations    Inc.           Inc.          Energy, Inc.
                                      ------------   ------------    -----------    -----------   ------------
CURRENT ASSETS
   Cash                                $   539,089    $         0    $   444,335    $    83,543    $    11,211
   Accounts receivable                     928,701              0        727,516        133,873         67,512
   Inventories                             684,587              0        468,434         68,787        147,366
   Other                                   178,948              0        177,042          1,906              0
   Income tax refunds receivable            27,554         (1,269)        27,765          1,058              0
   Deferred income taxes                    30,000              0         27,000          3,000              0
                                       -----------    -----------    -----------    -----------    -----------
      TOTAL CURRENT ASSETS               2,388,879         (1,269)     1,872,092        291,967        226,089

PROPERTY AND EQUIPMENT                  21,188,384              0     12,862,585      7,420,111        905,688
   Less accumulated depreciation        11,036,313              0      8,912,539      1,747,291        376,483
                                       -----------    -----------    -----------    -----------    -----------
                                        10,152,071              0      3,950,046      5,672,820        529,205

OTHER ASSETS
   Receivable from subsidiaries                  0     (2,905,276)     2,905,276              0              0
   Investment in subsidiaries                    0     (1,648,458)     1,648,458              0              0
   Deferred income taxes                    36,000       (186,000)        26,000              0        196,000
   Other                                    34,373              0         34,335              0             38
                                       -----------    -----------    -----------    -----------    -----------
                                            70,373     (4,739,734)     4,614,069              0        196,038
                                       -----------    -----------    -----------    -----------    -----------
                                       $12,611,323    $(4,741,003)   $10,436,207    $ 5,964,787    $   951,332
                                       -----------    -----------    -----------    -----------    -----------
                                       -----------    -----------    -----------    -----------    -----------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Current maturities of long-term
      debt                             $ 1,339,158    $         0    $   977,182    $   347,388    $    14,588
   Accounts payable                        790,629              0        487,466        101,035        202,128
   Customer advances                     1,379,309              0      1,078,785        300,524              0
   Accrued expense                         530,101              0        386,554        138,786          4,761
   Income taxes payable                          0         (1,269)             0              0          1,269
                                       -----------    -----------    -----------    -----------    -----------
      TOTAL CURRENT LIABILITIES          4,039,197         (1,269)     2,929,987        887,733        222,746

OTHER LIABILITIES
   Long-term debt                        4,402,437              0      3,307,206      1,085,285          9,946
   Payable to parent company                     0     (2,905,276)             0      2,106,640        798,636
   Deferred investment tax credits          13,675              0              0         13,675              0
   Deferred income taxes                   189,000       (186,000)       232,000        143,000              0
                                       -----------    -----------    -----------    -----------    -----------
                                         4,605,112     (3,091,276)     3,539,206      3,348,600        808,582

COMMITMENTS AND CONTINGENCIES                    0              0              0              0              0

STOCKHOLDERS' EQUITY
   Common stock                             23,623        (12,100)        23,623         12,000            100
   Additional paid-in capital                    0     (1,544,650)             0        994,650        550,000
   Retained earnings (accumulated
      deficit)                           3,943,391        (91,708)     3,943,391        721,804       (630,096)
                                       -----------    -----------    -----------    -----------    -----------
                                         3,967,014     (1,648,458)     3,967,014      1,728,454        (79,996)
                                       -----------    -----------    -----------    -----------    -----------
                                       $12,611,323    $(4,741,003)   $10,436,207    $ 5,964,787    $   951,332
                                       -----------    -----------    -----------    -----------    -----------
                                       -----------    -----------    -----------    -----------    -----------




NATROGAS, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
Year Ended July 31, 1998

---------------------------------------------------------------------------------------------------------------------
                                                            Adjustments                    Western Gas   North
                                                            and            Natrogas,       Utilities,    America
ASSETS                                       Consolidated   Eliminations   Inc.            Inc.          Energy, Inc.
                                             ------------   ------------   ------------    -----------   ------------
SALES                                        $ 19,653,713   $   (138,607)  $ 13,204,463   $  3,802,048   $  2,785,809

COST OF SALES                                  12,392,265       (138,607)     7,609,214      2,309,343      2,612,315
                                             ------------   ------------   ------------   ------------   ------------
GROSS PROFIT                                    7,261,448              0      5,595,249      1,492,705        173,494

OPERATING EXPENSE
   Selling                                      3,303,890              0      2,916,045        176,035        211,810
   General and administrative                   3,331,608              0      2,359,463        929,760         42,385
                                             ------------   ------------   ------------   ------------   ------------
                                                6,635,498              0      5,275,508      1,105,795        254,195
                                             ------------   ------------   ------------   ------------   ------------
OPERATING INCOME (LOSS)                           625,950              0        319,741        386,910        (80,701)

OTHER INCOME (EXPENSE)
   Equity in earnings (loss) of subsidiaries            0        106,676       (106,676)             0              0
   Interest expense                              (588,358)       326,555       (444,882)      (384,879)       (85,152)
   Other                                          185,034       (326,555)       489,443         20,157          1,989
                                             ------------   ------------   ------------   ------------   ------------
                                                 (403,324)       106,676        (62,115)      (364,722)       (83,163)
                                             ------------   ------------   ------------   ------------   ------------
INCOME (LOSS) BEFORE INCOME TAXES                 222,626        106,676        257,626         22,188       (163,864)

INCOME TAX EXPENSE (BENEFIT)
   Current                                         14,000              0         12,000          2,000              0
   Deferred                                        60,000              0         97,000          2,000        (39,000)
                                             ------------   ------------   ------------   ------------   ------------
                                                   74,000              0        109,000          4,000        (39,000)
                                             ------------   ------------   ------------   ------------   ------------
NET INCOME (LOSS)                                 148,626        106,676        148,626         18,188       (124,864)

RETAINED EARNINGS - BEGINNING OF YEAR           3,794,765       (198,384)     3,794,765        703,616       (505,232)

PURCHASE OF STOCK                                       0              0              0              0              0
                                             ------------   ------------   ------------   ------------   ------------
RETAINED EARNINGS - END OF YEAR              $  3,943,391   $    (91,708)  $  3,943,391   $    721,804   $   (630,096)
                                             ------------   ------------   ------------   ------------   ------------
                                             ------------   ------------   ------------   ------------   ------------
